SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: June 20, 2012

Press Release

PRESS RELEASE	For Immediate Release

EasyPark Launches ‘EasyPark Private’
- - -
EasyPark Private is expected to broaden the EasyPark customer base and create a new source of recurring revenue
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Iselin, NJ, June 19, 2012 – On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV), announced today the launch of a new service ‘EasyPark Private’ (the “Solution”), which enables owners of privately owned parking spaces to rent these out when not in use, by the hour. The service is initially being launched in Israel.

EasyPark Private is a patent pending parking solution that is accessible via a mobile application (“app”) and website, www.EasyParkPrivate.com. EasyPark Private allows drivers to immediately locate a parking space around their location or around their destination as well as to reserve the space in advance, while allowing the owners of a private space the flexibility to simply lease their space by the hour at times that are convenient for them.

The launch of EasyPark Private provides clear benefits to both drivers and private parking spot owners by opening up additional parking spaces in crowded centers and busy times where demand often exceeds   availability. EasyPark Private is usually 30% less expensive than similar parking garages in the same area and time of day, thus offering drivers a more cost-effective way to park and real-time information about availability of such parking spaces. With EasyPark Private the parking space owner keeps 60% of the payment.

In Israel, drivers using EasyPark Private will pay a fixed amount for every parking hour of 7.5 New Israeli Shekels (NIS), with 4.5NIS going to the private parking spot owner and 3NIS going to EasyPark as service fee.

Certain studies of parking in cities around the world outlined that about 30% of traffic in city centers is caused by drivers searching for parking spaces. EasyPark Private will help to relieve the lack of parking in many cities by allowing thousands of spaces left vacant by their owners to be used by other drivers. Additionally, directing drivers to pre-reserved spaces will result in lower pollution and fuel wastage, while also reducing stress on motorists.

EasyPark Private is a separate but complementary solution to the existing EasyPark on-street parking payment system that has been available in Israel for over a decade. EasyPark’s existing customer service center is also responsible for support of EasyPark Private customers, both drivers and parking spot owners.

The new service is leveraging the power of the community supported by an advanced technological platform. It provides an interesting source of passive income to private parking space owners, a convenient, inexpensive and easy to use parking service to drivers and a perfect solution to reduce traffic congestion and air pollution in the city.

“We designed EasyPark to successfully manage the fast-paced changes facing cities, and EasyPark Private further addresses this need,” said Oded Bashan, Chairman and CEO of OTI. “EasyPark has an established customer base through which to offer an expanded range of parking solutions, such as EasyPark Private. We are excited to launch this new solution in Israel, where we have sold more than 750,000 EasyPark in-vehicle devices to date, and look forward to expanding it to other cities around the world.”

Mr. Bashan concluded, “Not only does EasyPark Private enable a higher revenue sharing model for our business, it also creates a brand new revenue stream for an existing subsidiary.”

EasyPark Private is part of the newly implemented EasyPark™ parking information and payment system that was designed to provide municipalities with a ‘one-stop-shop’ for all their parking payment needs. At the center of the system is the EasyPark in-vehicle device that provides the most cost effective and secure parking payment solution to date. The system was designed and built with the consideration of budget constraints of municipalities, allowing for modular implementation at minimal costs to the municipality.

EasyPark Private is based on the application developed by ParksPool, an Israeli Startup company acquired by Parx earlier this year.

About EasyPark
EasyPark is a unique solution that fully integrates various parking technologies to form one comprehensive parking system. The unique in-vehicle meter device seamlessly communicates with supporting information systems to provide real-time data between the driver and the city. With this solution, each driver can also choose his preferred payment method, and can receive additional complementary services and information directly via their mobile phones.

The system, based on OTI’s extensive patent and IP portfolio, allows for accurate automatic identification of vehicle and parking space, without the need to leave the vehicle, thus providing cities and drivers key new functionalities such as, among others:

•
Real Time occupancy– Patented system to manage real-time parking occupancy info as well as automatic cost effective settlement of payment, to allow cities optimal utilization of their real estate, dynamic parking rates and efficient enforcement

•	Guidance to available on-street parking spot
•	Off-street parking - enables automatic access and payment at private and public parking lots

EasyPark has been implemented in multiple cities around the world including Israel, France, Italy, Bermuda, and in the U.S.

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets ID-credentialing, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines standards-compliant and state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and NFC solutions, loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's and its subsidiaries or affiliates current expectations, and not on factual events, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI and its subsidiaries or affiliates could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations from our existing parking solutions and/or our new EasyPark Private parking solution, their introduction into the market and/or the implementation of our current and new EasyPark system features, including the EasyPark Private solution. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders at any specific time, as well as other risk factors that may influence the market which are beyond the company’s control discussed, among others, in OTI's Annual Report on Form 20-F for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission. Although OTI and its subsidiaries or affiliates believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, they can give no assurance that its expectations will be actually achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

OTI Contacts:
Galit Mendelson	Jay M. Meier
VP, Corporate Relations	SVP, Business Development & Investor Relations
On Track Innovations Ltd. (OTI).	OTI America, Inc.
732 429 1900 ext. 111	732 429 1900 ext. 104
galit@otiglobal.com	jaym@otiglobal.com

Investor Relations:
Todd Fromer / Garth Russell
KCSA Strategic Communications
212-896-1215 / 212-896-1250
tfromer@kcsa.com / grussell@kcsa.com